Bay Area Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE BAY AREA
In 2020 Dollars, Since Inception*
21 Projects	$467.2M HIT Investment Amount	$866.0M Total Development Cost	10.2M Hours of Union Construction Work	3,520 Housing Units Created or Preserved
$1.9B Total Economic Impact	$821.5M Total Wages and Benefits	$89.3M State and Local Tax Revenue Generated	11,127 Total Jobs Across Industries	35% Percent Affordable

*job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31, 2021. Economic impact data is in 2020 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investors Relations Department collect at 202-331-8055. investors should read the current prospectus carefully before investing.